SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: July 12, 2007

ELTEK Ltd.

Amnon Shemer, CFO
+972-3-9395023
amnons@eltek.co.il

ELTEK PROVIDES FURTHER INFORMATION ON THE IMPACT OF RECEIVING NOTICE FROM ITS LARGEST CUSTOMER OF THE END OF A PRODUCT LIFECYCLE

PETACH-TIKVA, Israel, July 12, 2007 (BUSINESS WIRE) – Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, today provided further information about the impact of it receiving a notice from its largest customer regarding the termination of PCB production for its principal product as it reached the end of its lifecycle.

Eltek expects a reduction in sales in the second quarter as a result of decreased sales to this customer and because of 11% lower number of working days in the second quarter compared to the first quarter of 2007, mainly due to holidays. Revenues from this customer decreased to 17% of Eltek’s total revenues in the first quarter of 2007, as compared with 25% and 31% of total revenues in the years ended December 31, 2006 and 2005, respectively. The impact of the end of the program on total quarterly revenues is expected to occur mainly in the second and the third quarters of 2007.

On a going forward basis, Eltek has received an initial purchase order for the next generation of this product. This order is valued at $240,000 and anticipated to be supplied in the third quarter of 2007.

Arieh Reichart, President and Chief Executive Officer of Eltek, commented: “This customer’s principal product reached the end of its lifecycle sooner than had been anticipated, therefore this end – production specific notice is going to have a short term negative impact on our overall revenues, mainly in Q2 and Q3 of 2007. Our working relationship with this customer continues to be strong, as we have been awarded an initial $240,000 order for PCBs for the next generation of this product”.

“Nevertheless, we have been preparing to deal with the continued decline in sales of this customer’s specific product. As we previously addressed in the Company’s press release announcing our first quarter results, we have managed to successfully expand early stage business relationships to long – term substantial serial production engagements with major Tier 1 customers. We continue to pursue long term opportunities with both existing and new customers, and I am very optimistic that we will be able to announce additional new serial – production projects during the second half of 2007. Our fundamentals continue to strengthen as we plan to maintain, reinforce and aggressively leverage our market leading position for high end PCBs” Mr. Reichart concluded.

Amnon Shemer, CFO of Eltek commented “Excluding the inevitable impact of the decline in sales to this single large customer, we expect Q2 revenues to continue to demonstrate year – over – year organic growth, reflecting the strength of our underlying business model and enhanced customer diversification. We are continuing to work on obtaining orders from new and existing customers to compensate for the reduction in business from this customer. We plan to further diversify our serial production customer base, and expect our top ten customers to account for a lower percentage of our total sales in 2007 as compared with 60% and 63% in the years ended December 31,2006 and 2005, respectively, thus obtaining a healthier and more stable revenue base.”

About the Company

Eltek is Israel’s leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek’s technologically advanced circuitry solutions are used in today’s increasingly sophisticated and compact electronic products. The Company has invested heavily in upgrading its production facilities over the past five years.

For more information, visit Eltek’s World Wide Web site at www.eltekglobal.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.